United States Securities and Exchange Commission
Washington, DC 20549

Notice of Exempt Solicitation

1.	Name of Registrant:

MCDONALD’S CORPORATION

2.	Name of person relying on exemption:

THE ACCOUNTABILITY BOARD, INC.

3.	Address of person relying on exemption:

401 Edgewater Pl #600, Wakefield, MA 01880

4.	Written materials:

The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made in the interest of public disclosure and consideration of these important issues.

April 9, 2024

Dear fellow McDonald’s shareholders,

We write in reference to McDonald’s (MCD) statement opposing our shareholder Proposal (Proposal 7 in MCD’s proxy statement, seeking “measurable targets for switching to cage-free eggs worldwide”).

For context, despite having already made this conversion domestically and in a few other markets, MCD lacks measurable targets for doing so throughout the rest of its global markets—unlike its major competitors. Our Proposal doesn’t prescribe what MCD’s targets should be (leaving that to the Board’s discretion), but simply asks that it joins its peers in having such targets.

We first note that MCD’s Opposition Statement doesn’t (in the least) argue against the merits of moving to cage-free eggs worldwide. In this regard, the Proposal and Opposition Statement have a rather unique relationship, since the Proponent and Company don’t seem to disagree on the end result; what’s left for shareholders to decide is whether the Company should have measurable targets for achieving that end.

On this point, the Company’s Opposition Statement hinges on arguing that MCD is “prioritizing markets where we have a greater opportunity to influence and establish a cage-free egg supply chain”—which it seems to define as “focusing on higher volume markets, including the U.S., Canada, Australia, France, Germany, and [Latin America and the Caribbean].”

But in four of those markets (U.S., Australia, France, Germany) MCD has already reached 100% cage-free eggs, while in Canada and Latin America it’s on track to do so. As the Opposition Statement says:

We are proud to share that, as of the end of 2023, McDonald’s has achieved its goal to source 100% cage-free eggs in the U.S. – two years ahead of schedule. We have also made progress on sourcing cage-free eggs in our other markets across the globe. For example, Canada and Arcos Dorados [the largest McDonald’s Developmental Licensee, with operations in Latin America and the Caribbean] have also set goals of sourcing 100% cage-free eggs by the end of 2025, with Canada sourcing more than 85% cage-free eggs as of the end of 2022. Additionally, Australia, France, and Germany have each already achieved a 100% cage free egg supply chain.

The Proposal asks MCD to turn its attention to markets where it hasn’t yet switched to cage-free. For the Company to counter that it should instead focus on markets where it’s already made the change strikes us as odd. Indeed, we wonder how those markets still command so much attention that it’s not possible for the Company to now turn elsewhere.

We also note that in other markets where MCD has already made (or is on track to make) the conversion to cage-free eggs, the Company has first set measurable targets (such as its 2015 pledge to reach 100% cage-free eggs domestically and in Canada by 2025). What our Proposal essentially seeks is that MCD now simply do the same for markets where it’s not already made this conversion.

MCD’s only other relevant argument is that it’s “prioritizing markets where we have a greater opportunity to influence and establish a cage-free egg supply chain.” But we must question that too.

The markets where MCD has “a greater opportunity to influence and establish a cage-free egg supply chain” seem, based on the Opposition Statement, to be defined as those markets where it’s already made this transition. But this overlooks some of the Company’s largest markets.

Take China, as one example.

In 2022, nearly 5,000 McDonald’s locations in China, making it the Company’s second-largest market by far. And indeed, there’s already a rapidly growing cage-free egg industry there, thus providing ample “opportunity to influence and establish a cage-free egg supply chain” over time.

And evidence shows that such a switch would be greeted favorably: A 2021 survey by the (Chinese food industry media outlet) Food Research Center found that 75% of Chinese consumers are more likely to patronize brands that use cage-free eggs and 68% think restaurants should only use them.

Thus, it makes sense that, as reported in a January 2024 Food Navigator article, in the past three years alone, the number of food companies with cage-free commitments in China has almost tripled (from 50 to nearly 150). As one example, Subway China announced in 2019 that “we have plans to go cage-free and are working closely with our local procurement and suppliers, as well as related government organisations,” adding that “there are suppliers committed to converting to cage-free production.”

Indeed, as the demand in China grows, so too does the supply.

•	According to International Egg Commission data, there are already roughly 140 million cage-free hens in China, representing roughly 10% of its total egg-laying flock. (By contrast, when MCD established its U.S. cage-free egg target in 2015, only 4.5% of eggs here were.1)
•	Since 2021, when the China Chain and Franchise Association (the national trade association of retail establishments, representing approximately 90% of branded supermarkets and restaurants), established a national cage-free egg standard, over 30 egg producers have become certified. The drive for the standard was reported in a Food Ingredients First article: “The standard has been formulated because cage-free egg demand will increase by 1.8 billion eggs per year due to corporate commitments and to 3 billion eggs annually over the next few years ... [and] driven by demand from over 70 food companies in China who have committed to using only cage-free eggs. Domestic players such as city’super and City Shop and foodservice brands A-Star and Riverside Grilled Fish have given their commitment.”
•	Over 40 mid-sized and large producers offer or are launching cage-free eggs, including Sundaily (the country’s third-largest egg producer, which is currently building a 200,000-hen cage-free farm), Han Wei (China’s sixth largest egg producer), and TianCheng (the sixteenth largest).
•	Over just the past three years, 18 producers reported adding several million more cage-free hens in response to corporate cage-free commitments, including: Happy Egg, Xinde, Ovodan, Pianguan Yongao, Danxiansen, Pingyao (Orient), Fuziyuan, Vanke, Biaogan, Renjun, Huaxi, Donghua, Luxue, Panchu, Tiancheng, Lukou, Aige, and Yangsheng.
•	In fact, China’s state-run television station reported that a recent survey of 60 leading egg producers in China found that 11% already had plans to begin or expand cage-free production and another 73% are considering launching or expanding cage-free production.

_____________________________

1 Excluding organic eggs.

To support the shift: China Agricultural Press (a publishing company owned by the Ministry of Agriculture) has published a textbook on setting up large-scale cage-free operations; the Beijing Egg Industry Association now runs a bidding program to connect corporate buyers (including other QSRs) with roughly two dozen egg producers who provide price quotes for the volumes of cage-free eggs needed; and numerous regional governments have provided grants and investment funding to producers to establish cage-free production facilities.

Indeed, both supply and demand are growing so quickly that in 2023, Chinese poultry industry media named “cage-free” as the industry’s “key word of the year.”

Or take Japan, as another example.

In 2022, about 3,000 McDonald’s locations in Japan, making it the Company’s third-largest market.

As in China, several of Japan’s largest egg producers (including Amuse Group, Horukyo, Aoki, and Agri-Techno Group) offer cage-free eggs; so do over 60 other egg producers nationwide. There are even numerous large-scale suppliers that only produce cage-free eggs—such as Tokiwa Group (with 400,000 cage-free hens), Maruichi (250,000), Aida Eggs (200,000), Fujinoya Company (230,000), and more.

Thus, despite China and Japan being amongst MCD’s highest volume markets, and despite their cage-free egg industries already blossoming, MCD has no targets for making the conversion there.

Even in a (somewhat) smaller market for MCD like the Philippines (about 700 locations), the country’s two largest egg producers (Bounty Fresh and San Miguel) both offer cage-free eggs. In fact, Bounty has increased its proportion that are cage-free from 1% to 8% over just the past three years, and numerous other top-ten egg producers (e.g., Robina Farms and BEPCO) offer cage-free eggs too. As well, the country’s largest QSR group, Jollibee Foods Group, has a cage-free egg commitment for its 4,000+ locations, while 75% of hotel groups in the country have committed to cage-free eggs.

To be clear, none of this is to say that cage-free egg sourcing in these (or other) regions wouldn’t come without challenges—but it is to say that there are clearly opportunities for moving forward beyond the few regions MCD references.

Indeed, it’d be far too voluminous to chronicle the cage-free egg opportunities in every country where MCD operates, but these three examples alone clearly belie the company’s Opposition Statement claims about “focusing on higher volume markets” and “prioritizing markets where we have a greater opportunity to influence and establish a cage-free egg supply chain.”

Meanwhile, competitors of myriad sizes and types—including Yum! Brands, Restaurant Brands International, and Inspire Brands—do have global targets. Just a few (of many) examples include:

Company	Locations	Targets for Transitioning to Cage-Free Eggs Worldwide
YUM! Brands (KFC, Taco Bell, Pizza Hut)	~ 58,000 in 155 countries	“In 2021, Yum! announced a new cage-free egg commitment, pledging to transition to 100% cage-free eggs…for 25,000 restaurants by 2026, including the U.S., Western Europe and other markets, across all brands for all menu items and ingredients. In the U.S., we aim to ensure at least 25% of our eggs come from cage-free hens by the start of 2023, 50% by the start of 2024, 75% by the start of 2025 and 100% by 2026. Globally, we will work with our suppliers and key partners to increase the availability of cage-free egg sources to transition to 100% cage-free by 2030. For our 2030 global markets, we will review sourcing data and research during 2024 and 2025, and plan to begin disclosing progress and a potential path forward after 2026.”

Inspire Brands (Arby’s, Sonic, Dunkin’, etc.)	~ 33,000 in 57 countries	“While our brands are in different stages of their Good Citizens journey each brand that currently serves eggs has committed globally to 100% sourcing of cage-free eggs by 2025” and “In 2020, Arby’s met its commitment to transition to cage-free eggs.”
Restaurant Brands International (Burger King, Tim Hortons, Popeye’s)	~ 30,000 in 100 countries	“We are on track to use 100% cage-free eggs in Western Europe, Latin America, Australia, New Zealand, as well as Popeyes and Tim Hortons in the United States and Popeyes Canada by the end of 2025. This translates to an expected achievement of about 11% of our global egg requirements. We are also on track to use 100% cage-free eggs for Burger King in the United States and Canada by the end of 2026, translating to an expected achievement of about 40% of our global egg requirements being compliant by this time. Elsewhere around the world, we are committed to use 100% cage-free eggs by 2030 or earlier.”
Papa John’s	~ 6,000 in 59 countries	“Papa John’s began using eggs from cage-free hens in 2016, and currently more than 90% of our purchased eggs are from cage-free sources (in the UK market, we’ve used cage-free eggs exclusively since 2018). We have committed to obtaining 100% of our eggs and egg ingredients for Papa John’s proprietary menu items from cage-free suppliers by 2030.”
CKE Restaurants (Carl’s Jr. and Hardees)	~ 4,000 in 39 countries	“We have committed to transitioning our egg supply to 100% cage-free eggs in our restaurants globally by 2025.”
Costa Coffee	~ 4,000 in 50 countries	“By 2025: 100% of our eggs [will be] cage-free globally.”

Bloomin’ Brands (Outback Steakhouse), The Cheesecake Factory, Krispy Kreme, Chipotle, and many other companies have measurable global cage-free egg targets, too.

In sum, the regions where MCD claims to be focusing already are (or are on track to be) cage-free compliant and the Company does not dispute the merits of making this conversion elsewhere. Some of its largest global competitors have measurable targets for transitioning worldwide and the cage-free egg industry is already hugely expanding in, for example, the company’s second- and third-largest markets.

These facts alone show without a doubt that MCD is not, as its Opposition Statements claims, “prioritizing markets where we have a greater opportunity to influence and establish a cage-free egg supply chain” and “focusing on higher volume markets” for making this conversion.

And when coupled with the fact that adoption of Proposal 7 would leave the Board ample discretion as to setting the requested targets, we believe support for the Proposal is clearly warranted.

Thank you.

Note: We’re not asking for and can’t accept your proxy card. Please vote FOR Proposal 7 on the proxy received from management, following the instructions enclosed with the proxy on how to cast your ballot.